Filed by Grab Holdings Limited

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Altimeter Growth Corp.

Commission File No.: 001-39573

Q2 2021 Earnings Call September 2021

Disclaimer

Forward-Looking Statements

This presentation (this “Presentation”) contains forward-looking statements regarding Grab Holdings Inc.’s (the “Company”) future business expectations which involve risks and uncertainties. Actual results may differ materially from the results predicted, and reported results should not be considered as an indication of future performance. All statements other than statements of historical fact contained in this Presentation, including statements as to future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of the Company, market size and growth opportunities, competitive position and technological and market trends, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast” or other similar expressions. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of the Company as of the date of this Presentation, and may include, without limitation, changes in general economic conditions as a result of COVID-19, all of which are accordingly subject to change. Any such estimates, assumptions, expectations, forecasts, views or opinions set forth in this Presentation should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results.

The forward-looking statements contained in this Presentation are subject to a number of factors, risks and uncertainties, some of which are not currently known to the Company. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of Amendment No. 1 to the registration statement on Form F-4 filed with the U.S. Securities and Exchange Commission (the “SEC”) by Grab Holdings Limited (“GHL”) on September 13, 2021 and other documents filed from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Moreover, the Company operates in a very competitive and rapidly changing environment, and new risks may emerge from time to time. It is not possible to predict all risks, nor assess the impact of all factors on the Company’s business or the extent to which any factor, or combination of factors, may cause the Company’s actual results, performance or financial condition to be materially different from the expectations of future results, performance of financial condition.

All information provided in this Presentation is as of the date of this Presentation and any forward-looking statements contained herein are based on assumptions that the Company believes to be reasonable as of this date. Undue reliance should not be placed on the forward-looking statements in this Presentation, which are based on information available to the Company on the date hereof. The Company undertakes no duty to update this information unless required by law.

Use of Historical Financial Information and Non-IFRS Financial Measures

The Company’s unaudited selected financial data for the three months ended June 30, 2021 and 2020 included in this Presentation is based on financial data derived from the Company’s management accounts that have not been reviewed or audited and are subject to further review and updates. The Company’s reporting currency is the U.S. dollar.

This Presentation also includes references to non-IFRS financial measures and operating metrics. Such non-IFRS measures and operating metrics should be considered only as supplemental to, and not as superior to, financial measures prepared in accordance with IFRS, and such non-IFRS measures and operating metrics may be different from non-IFRS financial measures and operating metrics used by other companies.

The Company uses these non-IFRS financial measures and operating metrics for financial and operational decision-making and as a means to evaluate period-to-period comparisons, and the Company’s management believes that these non-IFRS financial measures and operating metrics provide meaningful supplemental information regarding the Company’s performance by excluding certain items that may not be indicative of its recurring core business operating results.

There are a number of limitations related to the use of non-IFRS financial measures and operating metrics. With respect to the non-IFRS financial measures, we provide specific information regarding the IFRS amounts excluded from these non-IFRS financial measures and evaluating these non-IFRS financial measures together with their relevant financial measures in accordance with IFRS.

This Presentation also includes “Pre-InterCo” data that does not reflect elimination of intragroup transactions, which means such data includes earnings and other amounts from transactions between entities within the Company group that are eliminated upon consolidation. Such data differs materially from the corresponding figures post-elimination of intra-group transactions.

Disclaimer

Operating Metrics

Gross Merchandise Value (GMV) is an operating metric representing the sum of the total dollar value of transactions from Grab’s services, including any applicable taxes, tips, tolls and fees, over the period of measurement. GMV is a metric by which Grab evaluates and manages its business, and Grab’s management believes is necessary for investors to understand and evaluate its business. GMV provides useful information to investors as it represents the amount of a consumer’s spend that is being directed through Grab’s platform. This metric enables Grab and investors to evaluate and compare the total amount of customer spending that is being directed through its platform over a period of time. Grab presents GMV as a metric to compare, and to enable investors to compare, Grab’s aggregate operating results, which captures significant trends in its business over time.

Monthly Transacting User (MTU) is defined as the monthly transacting users, which is an operating metric defined as the monthly number of unique users who transact via Grab’s products, where transact means to have successfully paid for any of Grab’s products. MTU is a metric by which Grab evaluates and manages its business, and Grab’s management believe is necessary for investors to understand and evaluate its business.

Gross Billings is an operating metric, representing the total dollar value attributable to Grab from each transaction, without any adjustments for incentives paid to driver- and merchant-partners or consumers, over the period of measurement. Gross Billings is a metric by which Grab evaluates and manages its business, and Grab’s management believes is necessary for investors to understand and evaluate its business. This metric enables Grab and investors to evaluate and compare the total dollar value of commissions and fees charged by Grab over a period of time. Grab presents Gross Billings as a metric to compare, and to enable investors to compare, its aggregate operating results, which captures significant trends in its business over time.

Adjusted Net Sales is an operating metric defined as Gross Billings less driver- and merchant- partner base incentives, over the period of measurement. Base incentives refer to the amount of incentives paid to driver- and merchant-partners up to the amount of commissions and fees earned by Grab from those driver- and merchant-partners. Adjusted Net Sales is a measure by which Grab evaluates and manages its business, and Grab’s management believes is necessary for investors to understand and evaluate its business. Grab presents Adjusted Net Sales as a metric to compare, and to enable investors to compare, its aggregate operating results in the absence of excess incentives, which are intended to be temporary drivers of growth, and which Grab plans to reduce in the future. Grab’s management believes Adjusted Net Sales captures significant trends in its business over time.

Industry and Market Data

This Presentation also contains information, estimates and other statistical data derived from third party sources (including Euromonitor), including research, surveys or studies, some of which are preliminary drafts, conducted by third parties, information provided by customers and/or industry or general publications. Such information involves a number of assumptions and limitations and due to the nature of the techniques and methodologies used in market research, Euromonitor cannot guarantee the accuracy of such information. You are cautioned not to give undue weight on such estimates. The Company has not independently verified such third party information, and makes no representation as to the accuracy of, such third party information.

1 Business Update

2 Q2 2021 Results

3 FY21 Outlook

4 Non-IFRS Reconciliation

Business Update

Executing Strongly in Challenging Times

Strong

Q2 results

Underscores resilience of Grab’s business & superapp strategy

Resilience through

volatility

Confident in the fundamentals of our business long term

Investing for

Future Success

Doubling down on deliveries and financial services

Grab achieved record GMV & ANS in Q2 2021

Gross Merchandise Value (1)

+62%

YoY

(Q2 2021 vs. Q2 2020)

Adjusted Net Sales (2)

+92%

YoY

(Q2 2021 vs. Q2 2020)

Note:

1. GMV means gross merchandise value, an operating metric representing the sum of the total dollar value of transactions from Grab’s services, including any applicable taxes, tips, tolls and fees, over the period of measurement.

2. Adjusted Net Sales is an operating metric defined as Gross Billings less driver- and merchant-partner base incentives, over the period of measurement. Base incentives refer to the amount of incentives paid to driver- and merchant-partners up to the amount of commissions and fees earned by Grab from those driver- and merchant-partners

Covid-19 Outlook

Impact of COVID-19 restrictions in Vietnam

Gross merchandise value

Ho Chi Minh City ($M)

Jan-20

Apr-20

Jul-20

Oct-20

Jan-21

Apr-21

Jul-21

Deliveries

Mobility

Covid-19 Update

Southeast Asia vaccinations increasing rapidly

Malaysia (MY)

Beginning to cautiously reopen

54%

22%

Singapore (SG)

Gradual reopening with travel allowed

77%

11%

Indonesia (ID)

COVID-19 measures in place

20%

22%

Thailand (TH)

COVID-19 measures in place

26% 24% Vietnam (VN)

Movement restrictions in place

14% 20%

Philippines (PH)

Community quarantine measures

14% 16%

Aug-21 Vaccination Rate

Incremental Vaccination Rate by end 2021

Source: Vaccination rate includes both partially and fully vaccination population, WID & WHO database as of August 17, 2021

Covid-19 Update

Partnering governments on vaccinations



Photo of Indonesia's President Joko Widodo visiting a Grab vaccination center in Yogyakarta on September 10 2021


% who have received at least one dose
Overall
52%
Singapore
92%
Malaysia
91%
Philippines
66%
Indonesia
55%
Thailand
31%
Vietnam
28%
Grab Driver-Partners
Total Population

Source: Vaccination rate includes both partially and fully vaccinated population. Grab figures based on Grab estimates.
Note: Overall is based on a weighted average of the national population (sourced from World Bank) and the vaccination rates of Grab Driver Partners and the Total Population

10

Covid-19 Update

Resilience due to geographic diversification

Consolidated GMV index

(Indexed to 100% Month of Feb 2020)

Growth tracking strongly vs. pre-COVID levels 100

158% Kuala Lumpur

124% Singapore

119% Group Overall

90% Jakarta Feb-20 Apr-20 Jun-20 Aug-20 Oct-20 Dec-20 Feb-21 Apr-21 Jun-21

Grab Superapp The Grab superapp flywheel – our secret sauce

More Spending More Consumers More Services and Ease of Access More Orders More Merchant Partners More Income More Rides/ Deliveries Use Cases More Driver Partners Higher Earnings

Grab Superapp

Users are increasingly using more services…

% Monthly Transacting Users(1) split by number of services

60+% increase 9% 24% 67% 26% 28% 45%

Dec-18 Jun-21 ≥3 offerings

2 offerings

1 offering Note:

1. Defined as the monthly number of unique users who transact via Grab’s products, where transact means to have successfully paid for any of Grab’s products. Monthly transacting users (MTUs) over a quarterly or annual period are calculated based on the average of the MTUs for each month in the relevant period

Grab Superapp

…Resulting in increasing retention rates June 2021 One-Year Retention Rate (%)(1)

34% 60% 76% 85% 1 offering

2 offerings 3 offerings >3 offerings

Note:

1. The one-year retention rate is calculated as the number of users in June 2020 that had transactions in June 2021, divided by the number of users that had transactions in June 2020. Transact means to have successfully paid for any of Grab’s products.

Grab Superapp

Driver-partners improving in productivity

Two-wheel drivers on both food & mobility(1)

66% Q2 2021

Improving utilization rate of drivers YoY +58% Q2 2020 Q2 2021

Note:

1. Based on Indonesia, Vietnam and Thailand driver base

Grab Superapp

Merchants continuing to choose Grab

Registered Food Merchants

2x Q2 2021 vs Q2 2020

All countries saw Earnings per Merchant increase healthily YoY

Grab Superapp

Financial services reaping flywheel benefits

Transacting Financial

Services Users

+48% Financial Services Transactions

+92% Q2 2020

Q2 2021

Q2 2020

Q2 2021

Note:

1. Does not include transacting users and transactions from OVO

Q2 2021

Results

Q2 2021 Results

Consolidated group

Gross Merchandise Value (1)

(US$M)

3,878 +62% YoY

2,394 Q2 2020 Q2 2021

Adjusted Net Sales(2)

(US$M)

286 550+92% YoY Q2 2020

Q2 2021

GMV per Monthly Transacting User (3)

(US$/MTU)

124 157 +27% YoY

Q2 2020 Q2 2021

Note:

1. GMV means gross merchandise value, an operating metric representing the sum of the total dollar value of transactions from Grab’s services, including any applicable taxes, tips, tolls and fees, over the period of measurement

2. Adjusted Net Sales is an operating metric defined as Gross Billings less driver- and merchant-partner base incentives, over the period of measurement. Base incentives refer to the amount of incentives paid to driver- and merchant-partners up to the amount of commissions and fees earned by Grab from those driver- and merchant-partners

3. MTUs means monthly transacting users, which is defined as the monthly number of unique users who transact via Grab’s products, where transact means to have successfully paid for any of Grab’s products. MTUs over a quarterly or annual period are calculated based on the average of the MTUs for each month in the relevant period.

Q2 2021 Results

Consolidated group (Cont)

Total Segment Adjusted EBITDA (1,3)

(US$M)

% of GMV

(3.7%) (0.3%) (14)+US$75M (89) Q2 2020 Q2 2021

Adjusted EBITDA (2,3) (US$M) % of GMV

(8.6%) (5.5%) (206) (214)-US$8M

Q2 2020 Q2 2021

Note:

1. Total Segment Adjusted EBITDA is defined as the Adjusted EBITDA excluding regional corporate costs

2. Adjusted EBITDA is defined as net loss adjusted to exclude: (i) net interest income (expenses), (ii) other income (expenses), (iii) income tax expenses, (iv) depreciation and amortization,    (v) stock-based compensation expenses, (vi) costs related to mergers and acquisitions, (vii) unrealized foreign exchange gain (loss), (viii) impairment losses on goodwill and non-financial assets,    (ix) fair value changes on investments, (x) restructuring costs and (xi) legal, tax and regulatory settlement provisions

3. These are non-IFRS financial measures. For a reconciliation to the most directly comparable IFRS measure see the section titled “Non-IFRS Reconciliation.”

Q2 2021 Results

Consolidated group (IFRS Financials) (1)

Revenue (2)

(US$M) % of GMV 3.2% 4.6% 77 180 +132% Q2 2020 Q2 2021

Net Loss

(US$M) % of GMV (30.0%) (21.0%) (718) (815) –US$96M

Q2 2020 Q2 2021 Cash Liquidity(3)

(US$M)

5,332 +US$ 1,627M 3,075 Q4 2020 Q2 2021 Note:

1. These are unaudited IFRS financials

2. Revenue consists of commissions and fees for our offerings and to a lesser extent from the sale of our enterprise solutions, net of driver-partner, merchant-partner and consumer incentives

3. Cash Liquidity includes cash on hand, time deposits, marketable securities and restricted cash.

Q2 2021 Results

Deliveries

Gross Merchandise Value (1)

(US$M)

1,309 2,073

+58% YoY

Q2 2020

Q2 2021

Adjusted Net Sales (2)

(US$M)

345

+68% YoY

206 Q2 2020 Q2 2021

Segment Adjusted EBITDA (3) (US$M)

% of

GMV (2.7%) (0.9%) (35) (20) +US$16M Q2 2020 Q2 2021

Note:

1. GMV means gross merchandise value, an operating metric representing the sum of the total dollar value of transactions from Grab’s services, including any applicable taxes, tips, tolls and fees, over the period of measurement

2. Adjusted Net Sales is an operating metric defined as Gross Billings less driver- and merchant-partner base incentives, over the period of measurement. Base incentives refer to the amount of incentives paid to driver- and merchant-partners up to the amount of commissions and fees earned by Grab from those driver- and merchant-partners

3. Segment Adjusted EBITDA is a non-IFRS financial measure, representing the Adjusted EBITDA of each of our four business segments, excluding, in each case, regional corporate costs. For a reconciliation to the most directly comparable IFRS measure see the section titled “Non-IFRS Reconciliation.”

Deliveries

GrabMart’s strong growth continues

GrabMart GMV growth trajectory continues

GrabSupermarket Now in 3 countries; Philippines launched in Q3 2021

5x increase

in GMV YoY

GrabMart GMV Jan 20 Jun 21

Deliveries

Food delivery business driving Mart’s growth

Q2 2021 Mart users that originated from food

85% Q2 2021

Tremendous growth opportunity for mart

Mart MTU(1) Penetration as % of Food MTU 5%

Note:

1. Defined as the monthly number of unique users who transact via Grab’s products, where transact means to have successfully paid for any of Grab’s products. Monthly transacting users (MTUs) over a quarterly or annual period are calculated based on the average of the MTUs for each month in the relevant period

Q2 2021 Results

Mobility Gross Merchandise Value (1) (US$M)

355 685 93% YoY Q2 2020 Q2 2021 Adjusted Net Sales (2)

(US$M)

66 146 122% YoY Q2 2020 Q2 2021 Segment Adjusted EBITDA (3)

(US$M)

% of

GMV

705% 13.0% 90 233% YoY 27 Q2 2020 Q2 2021 Note:

1. GMV means gross merchandise value, an operating metric representing the sum of the total dollar value of transactions from Grab’s services, including any applicable taxes, tips, tolls and fees, over the period of measurement

2. Adjusted Net Sales is an operating metric defined as Gross Billings less driver- and merchant-partner base incentives, over the period of measurement. Base incentives refer to the amount of incentives paid to driver- and merchant-partners up to the amount of commissions and fees earned by Grab from those driver- and merchant-partners

3. Segment Adjusted EBITDA is a non-IFRS financial measure, representing the Adjusted EBITDA of each of our four business segments, excluding, in each case, regional corporate costs. For a reconciliation to the most directly comparable IFRS measure see the section titled “Non-IFRS Reconciliation.”

Covid-19 Update

Ride-hailing bouncing back fastest post-COVID

Singapore Transport Usage based on % of surveyed responses(1)

+7 25 Public Taxi +5 38 Owned Vehicles +12 47 Ride Hailing

Trough levels

Jul-21

Source: Kantar Brand Health – Transport. Trough levels for Ride-Hailing and Public Taxi as of May 2020 and as of November 2020 for Owned Vehicles.

Note: 1. Based on surveyed responses when asked “which mode of transportation have you used in the past one month?”

Q2 2021 Results

Financial services

Total Payments Volume (Pre-InterCo) (1)

(US$M)


2,887
+66% YoY
1,738
971
1,777
766
1,110
Off-Grab
On-Grab
Q2 2020
Q2 2021

Adjusted Net Sales (2)

(US$M)


26
+140% YoY
11
Q2 2020
Q2 2021

Segment Adjusted EBITDA (3)

(US$M)


%of TPV
(4.2%)
(2.9%)
(74)
(85)
-US$11M
Q2 2020
Q2 2021

Note:

1. Total Payments Volume (TPV) is defined as the value of payments, net of payment reversals, successfully completed through the Grab platform for the financial services segment. Pre InterCo means this segment data includes earnings and other amounts from transactions between entities within the Grab group that are eliminated upon consolidation.
2. Adjusted Net Sales is an operating metric defined as Gross Billings less driver- and merchant-partner base incentives, over the period of measurement. Base incentives refer to the amount of incentives paid to driver- and merchant-partners up to the amount of commissions and fees earned by Grab from those driver- and merchant-partners.
3. Segment Adjusted EBITDA is a non-IFRS financial measure, representing the Adjusted EBITDA of each of our four business segments, excluding, in each case, regional corporate costs. For a reconciliation to the most directly comparable IFRS measure see the section titled "Non-IFRS Reconciliation."

27

Financial Services

Grab’s Lending business picking up

Driver loan disbursals at record highs

Paylater full-scale launch in Singapore, Malaysia 4.1x increase

Loans disbursed

(US$)

Q2 2020 Q2 2021

.28

Q2 2021 Results

Enterprise and New Initiatives

Gross Merchandise Value (1)

(US$M)

34 +614% YoY 5 Q2 2020 Q2 2021 Adjusted Net Sales (2) (US$M)

4 Q2 2020 33 +675% YoY Q2 2021

Segment Adjusted EBITDA (3)

(US$M)

%of

GMV

(126.7%) 3.3% 1 +US$7M

(6)

Q2 2020 Q2 2021

Note:

1. GMV means gross merchandise value, an operating metric representing the sum of the total dollar value of transactions from Grab’s services, including any applicable taxes, tips, tolls and fees, over the period of measurement

2. Adjusted Net Sales is an operating metric defined as Gross Billings less driver- and merchant-partner base incentives, over the period of measurement. Base incentives refer to the amount of incentives paid to driver- and merchant-partners up to the amount of commissions and fees earned by Grab from those driver- and merchant-partners

3. Segment Adjusted EBITDA is a non-IFRS financial measure, representing the Adjusted EBITDA of each of our four business segments, excluding, in each case, regional corporate costs. For a reconciliation to the most directly comparable IFRS measure see the section titled “Non-IFRS Reconciliation.”

Q2 2021 Results

Revenue by segment (IFRS Financials)

77 2 52 23 Q2 2020(1)

180 +US$102M 11 6 118 45 Q2 2021 Enterprise Financial Services

Mobility Deliveries Note:

1. Revenues for Enterprise is less than US$1 million in Q2 2020

FY21

Outlook

Full Year 2021 Outlook

FY21

Outlook

Gross Merchandise Value(1) $15.0B ~ $15.5B

Adjusted Net Sales (2) $2.1B ~ $2.2B

Adjusted EBITDA (3) $(0.9)B ~ $(0.7)B Note:

1. GMV means gross merchandise value, an operating metric representing the sum of the total dollar value of transactions from Grab’s services, including any applicable taxes, tips, tolls and fees, over the period of measurement

2. Adjusted Net Sales is an operating metric defined as Gross Billings less driver- and merchant-partner base incentives, over the period of measurement. Base incentives refer to the amount of incentives paid to driver- and merchant-partners up to the amount of commissions and fees earned by Grab from those driver- and merchant-partners

3. Segment Adjusted EBITDA is defined as the Adjusted EBITDA excluding regional corporate costs. Segment Adjusted EBITDA is a non-IFRS measures. With regards to the Non-IRS Adjusted EBITDA outlook provided above, a reconciliation to IFRS Net Income (loss) has not been provided as the quantification of certain items included in the calculation of IFRS Net Income (loss) cannot be reasonably calculated or predicted at this time without unreasonable efforts. Similarly, Revenue outlook has not been provided as the quantification of partner excess and consumer incentives included in the calculation of Revenue cannot be reasonably predicted at this time without unreasonable efforts and further exacerbated with the continuing spread of COVID-19.

Public Listing On track for Q4 2021

1                 Amended Form F-4 Registration Document

Filed September 13 with the US Securities &    Exchange Commission

2 Expected proceeds of US $4.5 billion upon

completion of business combination with

Altimeter Growth Corporation

Closing Remarks

Non-IFRS Reconciliation

Adjusted EBITDA to IFRS Net Loss

Reconciliation

Q2 21 Q2 20

$ in billions

Loss for the period (0.8) (0.7)

Reconciling items:

Interest expense from RCPS 0.4 0.3

Depreciation and amortization expense 0.1 0.1

Others 0.1 0.1

Adjusted EBITDA (0.2) (0.2)

Forward-Looking Statements

This document includes “forward-looking statements” within the meaning of the federal securities laws with respect to the proposed transaction between Grab Holdings Inc. (“Grab”), Grab Holdings Limited (“GHL”) and Altimeter Growth Corp. (“AGC”) and regarding Grab’s future business expectations which involve risks and uncertainties. All statements other than statements of historical fact contained in this document, including, but not limited to, statements as to future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of Grab, market size and growth opportunities, competitive position, technological and market trends and the potential benefits and expectations related to the terms and timing of the proposed transactions, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast” or other similar expressions. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of AGC and Grab, which are all subject to change due to various factors including, without limitation, changes in general economic conditions as a result of COVID-19. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this document, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results.

The forward-looking statements contained in this document are subject to a number of factors, risks and uncertainties, some of which are not currently known to Grab or AGC.You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of GHL’s registration statement on Form F-4, the proxy statement/ prospectus therein, AGC’s Quarterly Report on Form 10-Q and other documents filed by GHL or AGC from time to time with the U.S. Securities and Exchange Commission (the “SEC”).

These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. In addition, there may be additional risks that neither AGC nor Grab presently know, or that AGC or Grab currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements reflect AGC’s and Grab’s expectations, plans, projections or forecasts of future events and view. If any of the risks materialize or AGC’s or Grab’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.

Forward-looking statements speak only as of the date they are made. AGC and Grab anticipate that subsequent events and developments may cause their assessments to change. However, while GHL, AGC and Grab may elect to update these forward-looking statements at some point in the future, GHL, AGC and Grab specifically disclaim any obligation to do so, except as required by law. The inclusion of any statement in this document does not constitute an admission by Grab nor AGC or any other person that the events or circumstances described in such statement are material. These forward-looking statements should not be relied upon as representing AGC’s or Grab’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. In addition, the analyses of Grab and AGC contained herein are not, and do not purport to be, appraisals of the securities, assets or business of Grab, AGC or any other entity.

Non-IFRS Financial Measures

This document may also include references to non-IFRS financial measures. Such non-IFRS measures should be considered only as supplemental to, and not as superior to, financial measures prepared in accordance with IFRS, and such non-IFRS measures may be different from non-IFRS financial measures used by other companies.

Important Information About the Proposed Transactions and Where to Find It

This document relates to a proposed transaction between Grab and AGC. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to sell, subscribe for, buy or exchange any securities or solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transactions will be submitted to shareholders of AGC for their consideration.

In connection with the business combination, GHL has filed a registration statement on Form F-4 (the “Registration Statement”) with the SEC that includes a preliminary proxy statement of AGC to be distributed to AGC’s shareholders in connection with AGC’s solicitation for proxies for the vote by AGC’s shareholders in connection with the proposed transactions and other matters as described in the Registration Statement, as well as the preliminary prospectus of GHL relating to the offer of the securities to be issued in connection with the completion of the proposed business combination. AGC and GHL also will file other documents regarding the proposed transaction with the SEC.

After the Registration Statement is declared effective, AGC will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed transactions. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that AGC will send to its shareholders in connection with the business combination. AGC’s shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with AGC’s solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve, among other things, the proposed transactions, because these documents will contain important information about AGC, GHL, Grab and the proposed transactions. Shareholders and investors may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by AGC, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to AGC’s proxy solicitor, Okapi Partners LLC, by emailing info@okapipartners.com or mailing Okapi Partners LLC, 1212 Avenue of the Americas, 24th Floor, New York, NY 10036. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

AGC, GHL and Grab and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from AGC’s shareholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of AGC’s shareholders in connection with the proposed transactions and a description of their direct and indirect interests in such transactions is set forth in the proxy statement/prospectus contained in the Registration Statement. You can find more information about AGC’s directors and executive officers in AGC’s final prospectus filed with the SEC on September 30, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests is included in the proxy statement/prospectus contained in the Registration Statement. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus contained in the Registration Statement carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to sell, subscribe for or buy any securities or solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.